Exhibit 99.1

November 12, 2024

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549-2000

Dear Commissioners:

We have read the statements of the Report of Foreign Private Issuer on Form 6-K of LakeShore Biopharma Co., Ltd (the “Registrant”) to be filed with the Securities and Exchange Commission on November 12, 2024. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements of the Registrant contained therein.

Yours sincerely,

/s/ Wei, Wei & Co. LLP